Exhibit 21.1

Intelligent Group Limited

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization
Intelligent Joy Limited	Hong Kong
Intelligent Tech Limited	Hong Kong
LQ Capital Limited	Hong Kong
Shenzhen Huiyue Technology Limited	PRC